# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAINZ BIOMED N.V., CIK 0001874252
CUSIP: N5436L101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ROBERT KOCH STRASSE 50, ROBERT KOCH STRASSE 50, MAINZ, Germany (2M), 55129
Date of event which requires filing of this statement: 10/17/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002105585-26-000001
Filed by CIK 0002105585

## Reporting persons
- Donahue Kevin Michael: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 685,000; sole dispositive power 685,000; aggregate amount beneficially owned 685,000 (10.7% of the class)

## Item 1. Issuer
Name of issuer: MAINZ BIOMED N.V.
Address of issuer's principal executive offices: ROBERT KOCH STRASSE 50, ROBERT KOCH STRASSE 50, MAINZ, GERMANY, 55129.

## Item 2. Person Filing
Name of person filing: Kevin Donahue
Address of principal business office or, if none, residence:
2502 Kirby Street
Dallas, Texas 75204
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 685,000
Percent of class: 10.7%
Sole power to vote or to direct the vote: 685,000
Sole power to dispose or to direct the disposition: 685,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Donahue Kevin Michael: Kevin Donahue, Individual (01/20/2026)